EXHIBIT 99


NEWS RELEASE
Contact:      David E. Bosher, Vice President and Treasurer (analysts)
              (804) 287-5685
              Teri Schrettenbrunner, Director of Public Relations (media)
              (804) 287-6260


                          CADMUS ANNOUNCES NEW DIRECTOR

RICHMOND, VA, February 10, 1998 - Cadmus Communications Corporation (NASDAQ NMS:CDMS) today announced that Joseph J. Ward has joined the Board of Directors of the Company. Mr. Ward is the president of direct response for the book group of Bertelsmann AG, a $14 billion diversified media company engaged in book publishing, printing, entertainment and new media. He is an expert in corporate finance, direct marketing, business development and negotiating major projects. His career achievements include successfully launching new ventures in publishing and new media products.

Prior to joining Bertelsmann AG, Mr. Ward served as a chief executive of several publishing and media-oriented companies. He was president and chief executive officer of JWard Consulting, an international management and direct marketing company, whose clients included Multicom Publishing, EDS and Bertelsmann. Previously, he was president of the Meredith Book Group of Meredith Corp., an $900 million diversified media company, where he published various book programs for Better Homes & Gardens, Ladies Home Journal and other Meredith magazines. Mr. Ward was also responsible for the Better Homes & Gardens New Cookbook that has sold over 40 million copies worldwide and started Meredith Corporation into new media as chairman of that division. In addition, he was publisher and senior vice president of Time-Life, Inc., where he handled all book operations and launched the company into the CD-ROM and CD new media business.

Over the past three years, Cadmus has added five new directors to its 13 member Board. "As several of our directors have retired, we have made an effort to recruit individuals who's experience is complementary with our strategy to reinvent how communications services are delivered," said C. Stephenson Gillispie, Jr., Cadmus Communications chief executive officer. "We are delighted to have a person of Joe's caliber on our team. His marketing and electronic commerce acumen will add great value to our discussions about Cadmus' future."

"Cadmus is a leader in the vertical integration of marketing services with more traditional print and publishing services," Mr. Ward said. "I am delighted to join the company's board at the onset of this exciting transformation."

Cadmus Communications Corporation is an integrated communications company offering products and services in two broad areas: marketing communications and professional communications. Headquartered in Richmond, Virginia, Cadmus is one of the largest graphic communications companies in North America.